1510 Page Mill Road, Suite 110 Palo Alto, CA 94304 +1 650 352 0500 Fax +1 650 352 0699 reedsmith.com

April 6, 2020

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:  Ada D. Sarmento

Re:                             Jaguar Health, Inc.
Registration Statement on Form S-1
File No. 333-236016

Dear Ms. Sarmento:

On behalf of our client, Jaguar Health, Inc., a Delaware corporation (the “Company”), we hereby provide a response to a comment (the “Comment”) of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) issued in its letter dated February 3, 2020 (the “Letter”) regarding the Company’s above-referenced Registration Statement on Form S-1 (the “Registration Statement”).  Contemporaneous with this response, the Company is filing on the EDGAR system Amendment No. 1 to the Registration Statement (“Amendment No. 1”).

For your convenience, the Comment contained in the Letter has been restated in bold below in its entirety, with the Company’s corresponding response set forth immediately under such Comment.  Terms used but not defined herein have the respective meanings assigned thereto in the Registration Statement.

Registration Statement on Form S-1 filed January 22, 2020

Incorporation of Information by Reference

1.                                      It appears that you are ineligible to incorporate by reference because you have not filed an annual report required under Section 13(a) or Section 15(d) of the Exchange Act for your most recently completed fiscal year as required by General Instruction VII.C of Form S-1. Please revise to include all of the disclosure required by Form S-1.

Response:  The Company acknowledges the Staff’s Comment and respectfully advises that the Company has filed its Form 10-K for the fiscal year ended December 31, 2019 (“2019 Form 10-K”), revised its disclosure accordingly on page 36 of Amendment No. 1 to incorporate the 2019 Form 10-K by reference, and included disclosure of such other required information under the sections in Amendment No. 1 entitled “Directors, Executive Officers, Promoters and Control Persons,” “Executive Compensation,” “Certain Relationships and Related Person Transactions” and “Principal Accountant Fees and Services.”

[remainder of page intentionally left blank]

NEW YORK • LONDON • HONG KONG • CHICAGO • WASHINGTON, D.C. • BEIJING • PARIS • LOS ANGELES • SAN FRANCISCO • PHILADELPHIA • SHANGHAI • PITTSBURGH • HOUSTON SINGAPORE • MUNICH • ABU DHABI • PRINCETON • NORTHERN VIRGINIA • WILMINGTON • SILICON VALLEY • DUBAI • CENTURY CITY • RICHMOND • GREECE • KAZAKHSTAN

Ada D. Sarmento Securities and Exchange Commission Division of Corporation Finance April 6, 2020 Page 2

Should you have any questions concerning any of the foregoing, please contact me by telephone at (212) 549-0358.

Sincerely,

/s/ Michael S. Lee
Michael S. Lee
Reed Smith LLP

Cc:                             Lisa A. Conte, Jaguar Health, Inc., by e-mail

Jonathan Wolin, Jaguar Health, Inc., by e-mail

Donald C. Reinke, Reed Smith LLP, by e-mail